================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                            (AMENDMENT NO. ________)*



                                  NovAtel Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    669954109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 28, 2004
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                Page 1 of 5 Pages

- -------------------                                            -----------------
CUSIP NO. 669954109                     13G                    PAGE 2 OF 5 PAGES
- -------------------                                            -----------------


- --------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      Ashford Capital Management, Inc.
- ----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
- ----- --------------------------------------------------------------------------
  3   SEC USE ONLY

- ----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      A Delaware Corporation
- --------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                836,000
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  836,000
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
- --------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      836,000

- ----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]


- ----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.4%
- ----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA
- --------------------------------------------------------------------------------



                                Page 2 of 5 pages

- -------------------                                            -----------------
CUSIP NO. 669954109                     13G                    PAGE 3 OF 5 PAGES
- -------------------                                            -----------------

Item 1(a).    Name of Issuer:  NovAtel Inc.


Item 1(b).    Address of Issuer's Principal Executive Offices:
              1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5


Item 2(a).    Name of Person Filing: Ashford Capital Management, Inc.


Item 2(b).    Address of Principal Business Office or, if None, Residence:
              P.O. Box 4172, Wilmington, DE 19807


Item 2(c).    Citizenship: A Delaware Corporation


Item 2(d).    Title of Class of Securities:  Common Stock


Item 2(e).    CUSIP Number: 669954109


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) [_] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

              (b)   [_] Bank as defined in Section 3(a)(6) of the Act.

              (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.

              (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

              (e) [X] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

              (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

              (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7.

              (h)   [_] Group, in accordance with Rule
                    13d-1(b)(1)(ii)(H).

Item 4.       Ownership.

              (a)   Amount Beneficially Owned: 836,000 shares.

              (b)   Percent of Class: 10.4%

                    The foregoing percentage is calculated based on 8,070,294 Common Shares reported to be outstanding as of September 8, 2004 on Form 6-K furnished to the Securities and Exchange Commission on September 9, 2004.

              (c)   Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote: -836,000-

                    (ii)  shared power to vote or to direct the vote: -0-

                    (iii) sole power to dispose or to direct the disposition
                          of: -836,000-

                    (iv) shared power to dispose or to direct the disposition of: -0-

                                Page 3 of 5 pages

- -------------------                                            -----------------
CUSIP NO. 669954109                     13G                    PAGE 4 OF 5 PAGES
- -------------------                                            -----------------


Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              The shares reported by the Reporting Person, a registered investment adviser, are held in separate individual client accounts, two separate limited partnerships and ten commingled funds, the beneficial owners of which have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares. None of the individual client accounts or the limited partnerships individually hold 5% or more of the Issuer's Common Shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not applicable.


Item 8.       Identification and Classification of Members of the Group.

              Not applicable.


Item 9.       Notice of Dissolution of Group.

              Not applicable.


Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 4 of 5 pages

- -------------------                                            -----------------
CUSIP NO. 669954109                     13G                    PAGE 5 OF 5 PAGES
- -------------------                                            -----------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 2004



                                        ASHFORD CAPITAL MANAGEMENT, INC.



                                        By:  /s/ Theodore H. Ashford
                                             -----------------------------
                                             Theodore H. Ashford
                                             Chairman & C.E.O.





















                                Page 5 of 5 pages